

January 8, 2026

Rongjun Xu
Chief Executive Officer
INLIF Ltd
No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan'an City, Quanzhou
The People's Republic of China

     Re: INLIF Ltd
           Registration Statement on Form F-3
           Filed January 5, 2026
           File No. 333-292580

Dear Rongjun Xu:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jan Woo at 202-551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: David B. Manno, Esq.